Mr. Brian McAllister
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities & Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: New Jersey Resources Corporation
Form 10-K for Fiscal Year Ended September 30, 2021
Filed November 18, 2021
File No. 001-08359

April 11, 2022

Dear Mr. McAllister:

Please allow this letter to serve as New Jersey Resources Corporation’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 10, 2022 (the “Commission Comment Letter”) in connection with the Company’s Form 10-K for the fiscal year ended September 30, 2021, filed with the Commission on November 18, 2021. When used in this letter, the “Company,” “we,” and “our” refer to New Jersey Resources Corporation.

The Company’s response to the Commission Comment Letter is set forth below. For ease of reference, the Staff’s comment is printed in italics and followed by the Company’s response.

Form 10-K for the fiscal year ended September 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 44

1.We note you have identified utility gross margin and financial margin as non-GAAP measures used to evaluate operating results of the Natural Gas Distribution segment and Energy Services segment, respectively. We note utility gross margin is defined as natural gas revenues less natural gas purchases, sales tax, and regulatory rider expenses and financial margin is defined as revenues earned from the sale of natural gas less costs of natural gas sold including any transportation and storage costs and excludes any accounting impact from the change in the fair value of certain derivative instruments.

U.S. Securities and Exchange Commission
April 11, 2022

Please tell us how you considered reconciling utility gross margin and financial margin to the most directly comparable segment GAAP measure, fully-loaded GAAP gross margin. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. In consideration of the presentation of the non-GAAP measures of utility gross margin and financial margin used in the evaluation of operating performance of our Natural Gas Distribution Segment and Energy Services Segment, respectively, we intend to modify the presentation of utility gross margin and financial margin to reconcile such measures to gross margin calculated on a GAAP basis (“GAAP gross margin”), which we understand to be the most closely comparable GAAP measure.

The Company has provided examples of these reconciliations and associated disclosures, which the Company plans to incorporate in future filings beginning with the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2022. Such excerpts are for illustrative purposes and will replace the current non-GAAP reconciliations for both utility gross margin and financial margin.

Utility Gross Margin

A reconciliation of gross margin, the closest GAAP financial measure to New Jersey Natural Gas’s (“NJNG's”) utility gross margin, is as follows for the fiscal years ended September 30:
(Thousands)	2021	2020	2019
Operating revenues	$731,796	$729,923	$710,793
Less:
Natural gas purchases	260,714	287,307	336,489
Operation and maintenance (1)	110,365	88,883	94,225
Regulatory rider expense	38,304	34,529	33,937
Depreciation and amortization	80,045	71,883	57,980
Gross margin	242,368	247,321	188,162
Add:
Operation and maintenance	110,365	88,883	94,225
Depreciation and amortization	80,045	71,883	57,980
Utility gross margin	$432,778	$408,087	$340,367
(1) Excludes general and administrative expenses $93.4 million, $73.9 million, and $77.0 million for fiscal 2021, fiscal 2020 and fiscal 2019, respectively.

U.S. Securities and Exchange Commission
April 11, 2022

The Company will also provide the following “Non-GAAP Financial Measure” disclosure for utility gross margin:

Management uses utility gross margin, a non-GAAP financial measure, when evaluating the operating results of NJNG. NJNG’s utility gross margin is defined as operating revenues less natural gas purchases, sales tax, and regulatory rider expense. This measure differs from gross margin as presented on a GAAP basis as it excludes certain operations and maintenance expense and depreciation and amortization. Utility gross margin may also not be comparable to the definition of gross margin used by others in the natural gas distribution business and other industries. Management believes that utility gross margin provides a meaningful basis for evaluating utility operations since natural gas costs, sales tax and regulatory rider expenses are included in operating revenues and passed through to customers and, therefore, have no effect on utility gross margin. Non-GAAP financial measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute for, the comparable GAAP measure.

Financial Margin

A reconciliation of gross margin, the closest GAAP financial measure to Energy Services' financial margin, is as follows for the fiscal years ended September 30:
(Thousands)	2021	2020	2019
Operating revenues	$1,228,420	$1,030,419	$1,742,791
Less:
Natural gas purchases	1,098,261	1,024,579	1,719,519
Operation and maintenance (1)	33,262	15,477	18,488
Depreciation and amortization	111	123	118
Gross margin	96,786	(9,760)	4,666
Add:
Operation and maintenance	33,262	15,477	18,488
Depreciation and amortization	111	123	118
Unrealized loss (gain) on derivative instruments and related transactions	58,362	(8,583)	1,195
Effects of economic hedging related to natural gas inventory	(42,405)	12,690	4,309
Financial margin	$146,116	$9,947	$28,776
(1) Excludes general and administrative expenses of $17.6 million, $1.9 million and $2.5 million for fiscal 2021, fiscal 2020 and fiscal 2019, respectively.

The Company will also provide the following “Non-GAAP Financial Measure” disclosure for financial margin (and Net Financial Earnings (“NFE”)):

Management uses financial margin and NFE, non-GAAP financial measures, when evaluating the operating results of Energy Services. Financial margin and NFE are based on removing timing differences associated with certain derivative instruments, as discussed above. There is a related tax effect on current and deferred income tax expense corresponding with NFE.

Management views these measures as representative of the overall expected economic result and uses these measures to compare Energy Services’ results against established benchmarks and earnings targets as these measures eliminate the impact of volatility on GAAP earnings as a result of timing differences associated with the settlement of derivative instruments. To the extent that there are unanticipated impacts from changes in the market value related to the effectiveness of economic hedges, Energy Services’ actual non-GAAP results can differ from the results anticipated at the outset of the transaction. Non-GAAP financial measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute for, the comparable GAAP measure.

U.S. Securities and Exchange Commission
April 11, 2022

When Energy Services reconciles the most directly comparable GAAP measure to both financial margin and NFE, the current period unrealized gains and losses on derivatives are excluded as a reconciling item. Financial margin differs from gross margin as defined on a GAAP basis as it excludes certain operations and maintenance expense and depreciation and amortization, as well as unrealized gains and losses on derivative instruments and the economic effects of hedging natural gas in storage, effectively matching the full earnings effects of the derivatives with realized margins on the related physical natural gas flows.

*****

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1049.

Very truly yours,
/s/ Roberto F. Bel
Roberto F. Bel
Senior Vice President and Chief Financial Officer

cc: Securities and Exchange Commission
Myra Moosariparambil

New Jersey Resources Corporation
Richard Reich, Esq.
Stephen Skrocki, Corporate Controller

Troutman Pepper Hamilton Sanders LLP
Dave Meyers
Betty Linkenauger Segaar